

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 14, 2016

Via E-mail
Steven Kahn
Chief Financial Officer
Trinity Place Holdings Inc.
717 Fifth Avenue
New York, New York 10022

> **Re: Trinity Place Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2016**
> **File No. 333-214482**

Dear Mr. Kahn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-6431 with any questions.

Sincerely,

/s/ Nicole Collings

Nicole Collings
Staff Attorney
Office of Real Estate and
Commodities

cc: John Bessonette, Esq.
        Kramer Leven Naftalis & Frankel LLP